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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------

In the Matter of                                          INTERIM CERTIFICATE

Conectiv                                                           OF

File No. 70-9069                                             NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                              PURSUANT TO RULE 24

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This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24)
is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998.



         There was no activity pursuant to the Supplemental Orders during the period.


The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.




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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                  Conectiv
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Properties and Investments, Inc
                                       Conectiv Services, Inc.
                                       Conectiv Solutions, LLC
                                       Conectiv Communications, Inc.
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.

August 29, 2001                        /s/ Philip S. Reese
                                          ----------------
                                           Philip S. Reese
                                           Vice President and Treasurer

                                       Thermal Energy LP I by its
                                       General Partner, Atlantic
                                       Jersey Thermal Systems,
                                       Inc.

August 29, 2001                        /s/ Philip S. Reese
                                          ----------------
                                           Philip S. Reese
                                           Vice President and Treasurer